FILER:  For  July 15, 2005

                                  COMPANY DATA:

COMPANY CONFORMED NAME: MEDISCIENCE TECHNOLOGY CORP
CENTRAL INDEX KEY:         0000064647

STANDARD INDUSTRIAL CLASSIFICATION: SURGICAL & MEDICAL
INSTRUMENTS & APPARATUS [3841]

IRS NUMBER:  221937826
STATE OF INCORPORATION: NJ
FISCAL YEAR END: 0228

FILING VALUES:
                  FORM TYPE:       10-QSB
                  SEC ACT:
                  SEC FILE NUMBER: 000-07405
                  FILM NUMBER:     643187

BUSINESS ADDRESS:
                  STREET 1:         1235 FOLKESTONE WAY
                  CITY:             CHERRY HILL
                  STATE:            NJ
                  ZIP:              08034
                  BUSINESS PHONE:   8564287952 / METPK@aol.com

MAIL ADDRESS:
                  STREET 1:         1235 FOLKESTONE WAY
                  CITY:             CHERRY HILL
                  STATE:            NJ
                  ZIP:              08034

FORMER COMPANY:
                  FORMER CONFORMED NAME:    CARDIAC TECHNIQUES INC
                  DATE OF NAME CHANGE:      19730920

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 33-51218
      --------------------------------------------------------------------


                           NOTIFICATION OF LATE FILING


(Check One):   [ ] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form N-SAR

                         For Period Ended: May 31, 2004

     [ ]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [x]  Transition Report on Form 10-Q
      -

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:  May 31, 2004

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                          MEDISCIENCE TECHNOLOGY CORP.
________________________________________________________________________________
Full Name of Registrant



________________________________________________________________________________
Former Name if Applicable


1235 Folkestone Way
________________________________________________________________________________
Address of Principal Executive Office (Street and Number)


Cherry Hill, NJ  08034
________________________________________________________________________________
City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-Q, Form 20-F, Form 11-K or Form N-SAR, or portion thereof
            ---------
            will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before
                                                    --------------------------
            the fifth calendar day following the prescribed due date; and
            ---------------------------------------------------------

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-Q, 11-K, 20-F 10-Q, N-SAR or
                                         ---------
the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is a development stage company which, at present, has only three non-research full time employees, its Chairman of the Board CEO, Peter Katevatis, Michael Engelhart Pres/COO, and Dr. Robert Alfano In the period since February 28, 2005 to May 31, 2005, Mr. Katevatis and Mr Engelhart have devoted substantially all of their time and efforts to the negotiation, funding and supervision of existing and prospective business relationships all of which are of crucial importance to the registrant's future, including the orderly programming of the audit function with newly contracted auditors Cogan Sklar LLP properly implementing the Sarbanes-Oxley present-day SEC corporate governance obligations. Despite this prioritization of Messrs Katevatis and Engelhart's time, the registrant expects to be able to file its quarterly Report on Form
                                                                        ----
10-Q for May 31,2005 on or prior to July 21, 2005.
-------------------------------------------------

The delay in filing the registrant's quarterly Report on Form 10-Q is not due to any change in or disagreement with the registrant's accountants on financial statement or other required "material" disclosures now governed by Sarbanes-Oxley.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Peter Katevatis            (856) 428-7952 or (215) 763- 4803
--------------------------------------------------------------------------------
                (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [_] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          Mediscience Technology Corp.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)
   Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date July 15, 2004              By   ss/pk
--------------------------           -----------------------------------------
                                     Peter Katevatis, Chairman of the Board, CEO

      INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).
                              GENERAL INSTRUCTIONS
      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restIate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.